

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Ralph Schiess
Interim Chief Executive Officer
Onconetix, Inc.
201 E. Fifth Street, Suite 1900
Cincinnati, OH 45202

>   **Re: Onconetix, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 5, 2024**
>   **File No. 333-277066**

Dear Ralph Schiess:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 10, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

About the Company
Clinical Studies, page 69

1.   We note your response to comment 16. Please clearly describe the secondary endpoint referenced on page 70.

Proclarix patents, page 89

2.   We note your response to comment 22 and re-issue in part. Please provide the expected expiration dates of the pending applications referenced in Tables 3, 4, and 5.

General

3.   We note your response to comment 29 and re-issue. At first use, please define abbreviations throughout your registration statement. For example only, we continue to note "BPH" on page 1 and "DRE" on page 69, which do not appear to be defined.

    Please contact Tara Harkins at 202-551-3639 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Jessica Yuan